

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2020

Boris Goldstein
Chairman of the Board and Executive Vice President
Brain Scientific Inc.
67-35 St., B520
Brooklyn, NY 11232

      Re: Brain Scientific Inc.
          Amendment No. 1 to Offering Statement on Form 1-A
          Filed November 12, 2020
          File No. 024-11327

Dear Mr. Goldstein:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Offering Statement on Form 1-A

General

1. Please refile Exhibit 6.1 to include the conformed signature of the signatory for the Dalmore Group, LLC and refile Exhibit 6.2 to include the conformed signature of the signatory for DealMaker.

2. Please revise Exhibit 12.1 to provide an opinion as to each of the components of the units, including both the warrants and the common stock that will be issued as part of the units. Refer to Section II.B.1.h of Staff Legal Bulletin No. 19.

Boris Goldstein
Brain Scientific Inc.
November 23, 2020
Page 2

      You may contact Franklin Wyman at 202-551-3660 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences

cc: Arthur Marcus, Esq.